Exhibit 99.1

Caravelle International Group

(the “Company”)

Notice of Extraordinary General Meeting of the Company

Notice is hereby given that an Extraordinary General Meeting of the Company (the “EGM”) will be held at 191-195 Avenue Charles de Gaulles, Neuilly sur Seine, Paris, France, with the option for shareholders to attend the EGM virtually at https://us05web.zoom.us/j/83633313304?pwd=a7fTLRlAZFVf60awyB53DxRl1saSxr.1, on May 22, 2024 at 9 a.m. Eastern Daylight Time, for the purpose of considering and, if thought fit, passing and approving the following resolutions:

By Ordinary Resolution that:

(a)     effective immediately following the close of the EGM, every 10 issued and unissued ordinary shares of a par value of US$0.0001 each in the Company’s existing share capital be consolidated into 1 ordinary share of a par value of US$0.001 (each a “Consolidated Share”) and such Consolidated Shares shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the amended and restated memorandum and articles of association of the Company (the “Share Consolidation”), so that immediately following the Share Consolidation, the authorised share capital of the Company shall be changed:

FROM US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each

TO US$50,000 divided into 50,000,000 ordinary shares of a par value of US$0.001 each;

(b)    no fractional shares be issued in connection with the Share Consolidation and all fractional shares resulting from the Share Consolidation will be rounded up to the whole number of shares;

(c)     any director of the Company (each a “Director”) be and is hereby authorised to do all such acts and things and execute all such documents, which are ancillary to or in connection with the Share Consolidation, on behalf of the Company, including under seal where applicable, as he/she considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation;

(d)    the Company’s registered office provider be instructed to make all necessary filings with the Registry of Companies in the Cayman Islands in connection with the Share Consolidation; and

(e)     the Company’s share registrar and transfer agent be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any Director be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

By order of the Board
/s/ Guohua Zhang
Guohua Zhang
Director
Dated: 6th day of May 2024

Registered Office:
c/o Maples Corporate Services Limited
PO Box 309, Ugland House
Grand Cayman
KY1-1104
Cayman Islands

*       A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR SEND IN A SPECIFIC PROXY.

1       A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead.

2       Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or executes a specific proxy.

3       A form of proxy for use at the EGM is enclosed. Whether or not you propose to attend the EGM in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at 191-195 Avenue Charles de Gaulles, Neuilly sur Seine, Paris, France, or send copies of the foregoing by email to info@caravelleglobal.com.cn, in each case marked for the attention of Caravelle International Group, Guohua Zhang, not later than 48 hours before the time for the holding of the EGM or adjourned EGM in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the EGM and voting in person if you so wish.

4       If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5       A shareholder holding more than one share entitled to attend and vote at the EGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6       The quorum for the EGM is two or more shareholders present in person or by proxy which carry not less than one-half of all votes attaching to the shares in the Company in issue and entitled to vote on the resolutions to be considered at the EGM.

Caravelle International Group

(the “Company”)

FORM OF PROXY FOR SHAREHOLDERS

I/We_________________________________________________________________________

Please Print Name(s)

of ___________________________________________________________________________

Please Print Address(es)

being (a) shareholder(s) of the Company with ____________ shares respectively hereby appoint

________________________________ of __________________________________________

or failing him/her

________________________________ of __________________________________________

or failing him/her the duly appointed chairperson, Guohua Zhang, the Company’s Chief Executive Officer and Director (the “Chairperson”) of the Extraordinary General Meeting of the Company (the “EGM”) as my/our proxy to vote for me/us and on my/our behalf at the EGM to be held on 22 May 2024 at 9 a.m. Eastern Daylight Time at 191-195 Avenue Charles de Gaulles, Neuilly sur Seine, Paris, France, with the option to attend the EGM virtually by using the following link: https://us05web.zoom.us/j/83633313304?pwd=a7fTLRlAZFVf60awyB53DxRl1saSxr.1 and at any adjournment of the EGM. My/Our proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the EGM as indicated below:

Resolutions		For	Against	Abstain
1	Share Consolidation
BY ORDINARY RESOLUTION THAT:		☐	☐	☐
(a)

effective immediately following the close of the EGM, every 10 issued and unissued ordinary shares of a par value of US$0.0001 each in the Company’s existing share capital be consolidated into 1 ordinary share of a par value of US$0.001 (each a “Consolidated Share”) and such Consolidated Shares shall rank pari passu in all respects with each other and have the rights and privileges and be subject to the restrictions as contained in the amended and restated memorandum and articles of association of the Company (the “Share Consolidation”), so that immediately following the Share Consolidation, the authorised share capital of the Company shall be changed:

FROM US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each

TO US$50,000 divided into 50,000,000 ordinary shares of a par value of US$0.001 each;

(b)	no fractional shares be issued in connection with the Share Consolidation and all fractional shares resulting from the Share Consolidation will be rounded up to the whole number of shares;
(c)

any director of the Company (each a “Director”) be and is hereby authorised to do all such acts and things and execute all such documents, which are ancillary to or in connection with the Share Consolidation, on behalf of the Company, including under seal where applicable, as he/she considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation;

(d)	the Company’s registered office provider be instructed to make all necessary filings with the Registry of Companies in the Cayman Islands in connection with the Share Consolidation; and
(e)

the Company’s share registrar and transfer agent be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any Director be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly.

Please indicate your voting preference by ticking, or inserting the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the EGM.

You may instruct your proxy to vote some or all of the shares in respect of which the proxy is appointed either for or against any resolution and/or abstain from voting as such proxy need not cast the votes in respect of your shares in the same way on any resolution. In this case, please specify in the voting boxes above the number of shares in respect of which your proxy is to vote for or against or to abstain in respect of each resolution.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution. If you have appointed more than one proxy, the first person listed above shall be entitled to vote on a show of hands.

If you have appointed another proxy to vote on a show of hands in a separate form (in which case the proxy appointed in this form may not vote on a show of hands) please tick this box: ☐

Signed: _______________________________

Name: ________________________________

Date: _________________________________

In the case of joint holders the senior holder (see note 4 below) should sign.

Please provide the names of all other joint holders:

______________________________________

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1       A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2       Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or completes and returns this form appointing a specific proxy.

3       Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at 191-195 Avenue Charles de Gaulles, Neuilly sur Seine, Paris, France or send copies of the foregoing by email to info@caravelleglobal.com.cn, in each case marked for the attention of Caravelle International Group, Guohua Zhang, as soon as possible and in any event not later than 48 hours before the time for holding the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

4       If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5       If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6       This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

7       Any alterations made to this form must be initialled by you.

8       A proxy may vote on a show of hands or on a poll.